Mail Stop 4561

February 15, 2008

By U.S. Mail and facsimile to (215) 986-5596

Joseph W. McGrath, Chief Executive Officer
Unisys Corporation
Unisys Way
Blue Bell, PA 19424-0001

> **Re:** **Unisys Corporation**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-08729**

Dear Mr. McGrath:

We have reviewed your January 11, 2008 response to our comments of November 29, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the performance targets relating to performance-based restricted stock units under your long-term incentive plan. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Senior Attorney